UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 24, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ADA-ES, Inc.

File No. 0-50216 - CF#22753

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ADA-ES, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 7, 2008, as amended on December 24, 2008.

Based on representations by **ADA-ES, Inc.** that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.38 through December 31, 2011	Exhibit 10.51 through December 31, 2010
Exhibit 10.47 through December 31, 2009	Exhibit 10.54 through December 31, 2011
Exhibit 10.49 through December 31, 2014	Exhibit 10.55 through December 31, 2011
Exhibit 10.50(a) through December 31, 2010	Exhibit 10.56 through December 31, 2009
Exhibit 10.50(b) through December 31, 2010	
Exhibit 10.50(c) through December 31, 2010	
Exhibit 10.50(d) through December 31, 2010	

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela A. Long
Assistant Director